To the Board of Directors and Management of 10Charge, Inc. (formerly Floridian Ventures, Inc.)

                                 Consent Letter

I have resigned from the position of "Registrant's Certifying Accountant" effective November 14, 2003.

I have also review the item #4 "Changes in Registrant's Certifying Accountant" as part of Form 8-K to be filed with the U.S. Securities and Exchange Commission and hereby consent to the use of such assertions in the Form 8-K.

Further, during the fiscal year ended December 31, 2002 (the Registrant's only fiscal year) there were no disagreements with on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure which, if not resolved to my satisfaction would have caused me to make reference to the matter in its report.

Sincerely,


/s/ Stan J.H. Lee, CPA

Fort Lee, New Jersey
November 14, 2003